EXHIBIT 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges and Preference Dividends

	Year Ended December 31,
	2002	2003	2004	2005	2006(1)
Earnings computation:	(Unaudited)
Pre tax losses	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)
Fixed charges	114,000	96,000	99,000	1,625,000	10,137,000
Total Losses	$(10,191,000)	$(9,741,000)	$(15,563,000)	$(16,925,000)	$(22,910,000)

Fixed Charges computation:
Interest expensed and capitalized	$47,000	$18,000	$13,000	$1,288,000	$9,106,000
Amortization of debt issuance costs and discounts	—	—	—	258,000	424,000
Interest within rental expense	67,000	78,000	86,000	79,000	127,000
Preference dividends	—	—	—	—	480,000
Total Fixed Charges	$114,000	$96,000	$99,000	$1,625,000	$10,137,000
Deficiency	$(10,305,000)	$(9,837,000)	$(15,662,000)	$(18,550,000)	$(33,047,000)

(1) Fixed charges for the year ended December 31, 2006 include financing charges aggregating $8,491,000 incurred in the exchange of our common stock for all of our outstanding 6% Senior Convertible Notes. Such amount consists of the value of the shares issued in lieu of future interest payments of approximately $8,266,000, amortization of the remaining balance of the beneficial conversion features of approximately $220,000 and out of pocket costs incurred in connection with the exchange transactions.